UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Infobird,” “we,” “us” and “our” refer to Infobird Co., Ltd and its subsidiaries.

On December 22, 2023, Infobird Co., Ltd, a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “SPA”) with an investor (the “Investor”), pursuant to which the Company may require the Investor to purchase up to $20,000,000 (the “Commitment Amount”) in ordinary shares, par value $0.5 per share, of the Company (the “Ordinary Shares”), over a term that will commence when the Prospectus Supplement (discussed below) is filed, and will end on the earlier of (i) December 31, 2024 (the “Commitment Date”); (ii) the date on which the Investor shall have made payment for Ordinary Shares equal to the Commitment Amount (the “Commitment Period”); or (iii) written notice of termination by the Company to the Investor pursuant to the SPA.

Under the SPA, on any trading day with closing price of Ordinary Shares is greater than or equal to $0.50, the Company has the right, but not the obligation, to present the Investor with a purchase notice (each, a “Purchase Notice”), directing the Investor to purchase up to certain amount of Ordinary Shares. The maximum number of Ordinary Shares to be sold under each Purchase Notice shall be determined by the lesser of 200% of the average daily trading volume, as defined in the SPA, or $20.0 million divided by the highest closing price of Ordinary Shares over the most recent five (5) business days including the date of the Purchase Notice. The maximum amount of the Investor’s committed obligation to purchase under each Purchase Notice shall not exceed $20.0 million, unless waived by the Investor. Notwithstanding the foregoing, the Investor may waive the limit on the Purchase Notice as described above at any time to purchase additional shares under a Purchase Notice, subject to the conditions and limitations set forth in SPA. The Company has agreed to issue 2.5% of the Commitment Amount divided by the closing price of the Ordinary Shares on the business day prior to the date of the SPA (the “Total Commitment Shares”). The Company shall issue to the Investor (i) 50% of the Total Commitment Shares after the closing of the subscription and issuance of the purchase notice shares pursuant to the first Purchase Notice; and (ii) 50% of the Total Commitment Shares after the receipt by the Company of aggregate gross proceeds of at least $1,000,000; provided, however, in the event that the aggregate gross proceeds received by the Company under the SPA are less than $1,000,000, the number of Commitment Shares issuable to the Investor shall be adjusted proportionately based on the ratio the aggregate gross proceeds received by the Company bears to the Commitment Amount.

The Investor is not required to purchase any Ordinary Shares under the SPA if such purchase, when combined with all other Ordinary Shares then beneficially owned by the Investor and its affiliates, would result in their combined beneficial ownership, at any single point in time, of more than 9.99% of the then total outstanding Ordinary Shares. Notwithstanding the foregoing, the Investor, in its discretion, may waive this prohibition.

The SPA contains customary representations and warranties and agreements of the Company and the Investor and customary indemnification rights and obligations of the parties.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-268993) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on February 17, 2023, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated December 22, 2023 (the “Prospectus Supplement”).

Either the Company or the Investor may terminate the SPA at any time in the event of a material breach of the SPA by the other party. In addition, the SPA automatically terminates on the earlier of (i) the date on which the Investor shall have purchased shares equal to the Commitment Amount, (ii) December 31, 2024, or (iii) written notice of termination by the Company to the Investor pursuant to the SPA.

The foregoing summary of the SPA does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the SPA, which is attached as Exhibits 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Ogier relating to the legality of the issuance and sale of the Ordinary Shares is attached as Exhibit 5.1 hereto.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement.

Exhibits

Exhibit No	Description

5.1	Opinion of Ogier
10.1	Form of Securities Purchase Agreement, dated as of December 22, 2023, by and between Infobird Co., Ltd and the Investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INFOBIRD CO., LTD

Date:	December 22, 2023	By:	/s/ Yiting Song
Yiting Song, Chief Financial Officer